Via Facsimile and U.S. Mail
Mail Stop 4720

November 25, 2009

Dr. Alexander J. Denner, Chairman
Mr. Paul S. Davit, Corporate Secretary
Enzon Pharmaceuticals, Inc.
685 Route 202/206
Bridgewater, New Jersey 08807

Re: **Enzon Pharmaceuticals, Inc.**
       Preliminary Proxy Statement
       Filed November 23, 2009
       File No. 000-12957

Dear Dr. Denner and Mr. Davit:

We have limited our review of your filing to those pending issues we have addressed in our comments dated November 13, 2009 pertaining to your Form 10-K for the fiscal year ended December 31, 2008. Please note that any outstanding issues with respect to your Form 10-K and documents incorporated by reference must be resolved prior to the staff's continued processing of the referenced filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

As appropriate, please revise your proxy statement in response to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;
- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United State.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

If you have any questions, please contact John Krug, Senior Counsel at (202) 551-3862, Suzanne Hayes, Branch Chief, at (202) 551-3675, Daniel Greenspan, Special Counsel, at (202) 551-3623, or me at (202) 551-3679.

Sincerely,

Jeffrey Riedler
Assistant Director